SCHEDULE 13G
CUSIP No. 36165L108		Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ) *

GDS Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108**

(CUSIP Number)

March 7, 2022

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 36165L108 has been assigned to the American Depositary Shares of the Issuer, each American Depositary Share representing eight (8) Class A ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “GDS”.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

SCHEDULE 13G
CUSIP No. 36165L108		Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,184,716 (1)
	6	SHARED VOTING POWER 52,102,544 (2)
	7	SOLE DISPOSITIVE POWER 22,184,716 (1)
	8	SHARED DISPOSITIVE POWER 52,102,544 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,287,260 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	□
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.20% (3)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1) These 22,184,716 Class A ordinary shares, par value US$0.00005 per share (the “Ordinary Shares”) of GDS (the “Issuer”) are represented by (1) 2,689,695 American Depositary Shares (“ADSs”), each ADS representing eight (8) Ordinary Shares, and (2) 667,156 Ordinary Shares.

(2) These 52,102,544 Ordinary Shares of the Issuer are represented by (1) 51,200,000 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer’s 0.25% Convertible Senior Notes due 2029 (“Senior Notes”) and (2)  112,818 ADSs, each ADS representing eight (8) Ordinary Shares.

(3) Based on 1,427,590,059 Ordinary Shares outstanding as of December 31, 2021, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 28, 2022.

SCHEDULE 13G
CUSIP No. 36165L108		Page 3 of 5 Pages

Item 1(a) Name of Issuer

GDS Holdings Limited

Item 1(b) Address of Issuer’s Principal Executive Offices

F4/F5, Building C, Sunland International
No. 999 Zhouhai Road
Pudong, Shanghai 200137
People’s Republic of China

Item 2(a) Name of Persons Filing

GIC Private Limited

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c) Citizenship

Republic of Singapore

Item 2(d) Title of Class of Securities

Class A ordinary shares, par value $0.00005 per share

Item 2(e) CUSIP Number

36165L108 (There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 36165L108 has been assigned to the ADSs of the Issuer, each ADS representing eight (8) Ordinary Shares, which are quoted on the Nasdaq Global Market under the symbol “GDS”.)

Item 3 If this statement is filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

Ownership information with respect to GIC Private Limited (“GIC PL”) is incorporated by reference from items (5) through (9) and (11) of the cover page, and the associated footnotes.

SCHEDULE 13G
CUSIP No. 36165L108		Page 4 of 5 Pages

Reco Millenium Pte Ltd. (“Reco”) shares the power to vote and the power to dispose of 24,000,000 Ordinary Shares that Reco has the right to acquire upon conversion of US$150,000,000 principal amount of Senior Notes (which have an initial conversion rate of 160 Ordinary Shares per US$1,000 principal amount) held directly by it with GIC (Realty) Private Limited (“GIC RE”) and GIC PL. GIC RE is wholly owned by GIC PL and is the real estate investment arm of GIC PL.

Ceningan Investment Pte. Ltd. (“Ceningan”) shares the power to vote and the power to dispose of 27,200,000 Ordinary Shares that Ceningan has the right to acquire upon conversion of US$170,000,000 principal amount Senior Notes (which have an initial conversion rate of 160 Ordinary Shares per US$1,000 principal amount) held directly by it with GIC Special Investments Private Limited (“GIC SI”) and GIC PL. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL.

GIC PL is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC PL has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC PL has the sole power to vote and power to dispose of the 2,689,695 American depositary shares, and 667,156 Ordinary Shares, beneficially owned by it. GIC PL shares power to vote and dispose of 112,818 ADSs beneficially owned by it with MAS.

GIC PL is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 36165L108		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the date below.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name: Celine Loh Sze Ling
Title: Senior Vice President
Date: May 26, 2022

By:	/s/ Diane Liang Weishan
Name: Diane Liang Weishan
Title: Senior Vice President
Date: May 26, 2022